Exhibit 23.1

kpmg LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada
Tel 416-777-8500
Fax 416-777-8818

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements on Form S-8 (333-130339, 333-152004) and Form F-3 (333-249203) of Agnico Eagle Mines Limited of our report dated February 22, 2021, with respect to the consolidated financial statements of Kirkland Lake Gold Ltd., which comprise the consolidated balance sheet as of December 31, 2020, the related consolidated statements of operations and comprehensive income, changes in equity, and cash flows for the year then ended and the related notes, which report appears in the Form 6-K/A of Agnico Eagle Mines Limited dated January 27, 2023.

/s/ KPMG LLP

January 27, 2023

Toronto, Canada